UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

1

International Specialty Products Inc. 401(k) Plan

Financial Statements and Schedules

December 31, 2012 and 2011 and for the year ended
December 31, 2012, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the International Specialty Products Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the International Specialty Products Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Lexington, Kentucky
June 13, 2013

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2012	2011
Assets
Investments, at fair value:
Shares of Registered Investment Companies	$—	$213,061
Common Collective Trust	—	46,108
Interest in the Ashland Inc. Savings Plan Master Trust	81,360	—
	81,360	259,169
Receivables:
Contributions	91	125
Participant loans	2,649	5,952
Total assets	84,100	265,246

Liabilities
Accrued expenses	28	—
Total liabilities	28	—

Net assets available for benefits at fair value	84,072	265,246

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,229)	(2,135)
Net assets available for benefits	$82,843	$263,111

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$12,648
Net appreciation in fair value of investments	11,786
Interest and dividends	2,155
Contributions:
Participants	12,167
Employer	9,067
Rollover	167
Loan interest	221
Other additions	24
Total additions	48,235

Deductions from net assets attributed to:
Benefits paid to participants	(40,758)
Administrative expenses	(104)
Other deductions	(7)
Total deductions	(40,869)

Transfers	(187,634)

Net change in plan assets	(180,268)
Net assets available for benefits, beginning of year	263,111

Net assets available for benefits, end of year	$82,843

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
($ in thousands, except participant data)
NOTE A – DESCRIPTION OF THE PLAN
The following description of the International Specialty Products Inc. 401(k) Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
General
The Plan, which was established on January 1, 2004, is a participant-directed defined contribution plan covering eligible employees of International Specialty Products Inc. and its subsidiaries (ISP). On August 23, 2011, Ashland completed its acquisition of ISP. As a result of this transaction, ISP became a wholly owned subsidiary of Ashland. Effective July 1, 2012, the Plan was amended to change the Plan Administrator to the Ashland Inc. Investment and Administrative Oversight Committee. On July 2, 2012, the Plan transferred all participant accounts from Vanguard Fiduciary Trust Company to Fidelity Management Trust Company, which became the new Trustee of the Plan.
Effective October 1, 2012, the Plan was amended to allow for an Employee Stock Ownership Plan account for participants. The amendment permits participating employees to invest contributions in shares of Ashland Common Stock (Common Stock), par value $0.01 per share, as one of the investment options available under the Plan. Employer matching contributions may also be made in the form of shares of Common Stock. Ashland filed a registration statement on Form S-8 with the Securities and Exchange Commission on September 26, 2012 to register 150,000 shares of Common Stock to be purchased by or allocated to Plan participants through payroll deductions and investment elections or to be allocated to Plan participants as a result of employer matching contributions.
Effective December 31, 2012, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan, with the exception of a select group of union-affiliated employees. This transfer of $187,671 is included within “Transfers” on the Statement of Changes in Net Assets Available for Benefits and is offset by other immaterial transfers. The union affiliated employees remained in the Plan and will continue to do so indefinitely.
Eligibility
All full-time employees in designated eligible groups are able to participate in the Plan on the first day of the calendar month immediately following their date of hire.
Contributions
Participants are required to determine into which investment funds their contributions are to be invested. Contributions may be allocated to any combination of funds in multiples of 1%. Participants are also permitted to change the allocation among investment funds of future and previous contributions. Such changes are subject to certain plan limitations.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)
Under the terms of the Plan, allowable contributions are outlined as follows:
Elective Contributions
Participants may elect to defer up to 30% of their annual compensation, as defined, and have this amount contributed to the Plan.
In order to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code of 1986 (IRC), contributions are limited to the extent necessary so that the actual deferral percentage for the highly compensated group is in compliance with the limitations, as defined by the IRC. In addition, total individual pre tax contributions and Roth 401(k) contributions were limited to a maximum of $17,000 plus a “catch-up” contribution up to a maximum of $5,500 for participants who have attained the age of 50 for 2012. Furthermore, in order to satisfy the rules of Section 415 of the IRC, in no event shall the annual additions, as defined, exceed the lesser of $50,000 and $49,000 for 2012 and 2011, respectively, or 100% of a participant’s compensation, as defined.
Voluntary Contributions
Participants may elect to make voluntary after-tax contributions to the Plan which shall not exceed 10% of their compensation, as defined, for the Plan year.
Employer Contributions
Ashland makes matching contributions for each participant equal to 66 2/3% of the sum of each participant’s voluntary contribution but not in excess of 4% of the participant’s compensation for the Plan year, as defined. Additionally, for each Plan year, the employer shall contribute a non-matching contribution equal to 3-5% of each participant’s compensation, as defined, plus an additional annual contribution ranging from $50 to $2,000, based on the participant’s age, to each participant’s account. The Plan Administrator has the right under the Plan to discontinue its contributions at any time.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. All participants are vested in the employer’s contribution after completing six consecutive months of service. For 2012, there were no forfeitures reducing employer contributions. Unallocated forfeiture balances as of December 31, 2012 and 2011 were $31 and $41, respectively.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan upon filing a written request with the Plan Administrator, which shall determine if the rollover contribution meets the requirements for a tax-free rollover, as defined in the IRC.
Participant Loans
The Plan allows participants to borrow against their aggregate balance outstanding in the Plan. Total loans to a participant cannot exceed the lesser of 50% of the participant’s account balance based upon the most recent valuation or $50,000 (reduced by the highest outstanding loan balance in the previous 12 months). The minimum amount of any loan granted to a participant shall be at least $1,000. Each loan bears interest at rates ranging from 3.25% to 8.5% as determined by the Trustee. Loans are required to mature within five years, unless used to purchase or acquire a qualified dwelling.
Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. The entire unpaid principal amount of the loan will become immediately due either upon the participant’s termination of employment or a default in payment of either principal or interest. Participant loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.
Payments of Benefits
Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.  Certain prior year amounts have been reclassified herein to conform to the current method of presentation.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
As of December 31, 2012, the investments of the Plan are pooled with the investments of the Ashland Inc. Employee Savings Plan and Ashland Inc. Union Employee Savings Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the Trustee, and Ashland - Ashland Inc. Savings Plan Master Trust (the Master Trust), effective October 1, 2012. During 2012, the Plan’s investments were transferred into the Master Trust, which resulted in the commingling of funds and thus, the current year Master Trust presentation.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note F).
Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust and Plan’s gains and losses on investments bought and sold as well as held during the year.  For the six months ended June 30, 2012, the income and expense activity is presented as “Interest and dividends” and “Net appreciation in fair value of investments” on the Statement of Changes in Net Assets Available for Benefits. For the remainder of the year that ISP was part of the Master Trust, the activity is presented as “Plan interest in Ashland Inc. Savings Plan Master Trust investment income.”
Payment of Benefits
Benefits are recorded when paid.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees, and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06).  The updates as a result of this guidance were implemented for periods beginning after December 15, 2009, with the exception of the requirement to present changes in Level 3 measurements on a gross basis, which became effective during 2011.  Adoption of ASU 2010-06 did not have a material effect on the Plan’s Statements of Net Assets Available for Benefits or its Statement of Changes in Net Assets Available for Benefits.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 establishes common fair value techniques between accounting principles generally accepted in the United States (U.S. GAAP) and International Financial Reporting Standards (IFRSs), as well as improves understandability of the fair value disclosures.  The guidance in ASU 2011-04 became effective for reporting periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have a material effect on the Plan’s Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits or its Notes to Financial Statements.
NOTE C – MASTER TRUST INVESTMENTS
As of December 31, 2012, the investments of the Plan are pooled with the investments of the Ashland Inc. Employee Savings Plan and Ashland Inc. Union Employee Savings Plan in the Master Trust. At December 31, 2012, the Plan’s interest in the net assets of the Master Trust was approximately 5.3%. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

2012
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$1,090
Ashland Inc. Common Stock	179,751
Shares of Registered Investment Companies
Domestic Equity	337,659
International Equity	51,594
Bond/Fixed Income	141,175
Lifecycle/Blended	469,830
Self-directed Brokerage Accounts	10,910
Stable Value Fund
Money Market Fund	19,038
Cash Equivalents	40,771
Government Bonds/Notes	161,661
Non-U.S. Government Bonds	3,025
Corporate Bonds	61,071
Mutual Funds	3,943
Mortgage-backed Securities	22,647
Other	3,097
Total investments at fair value	1,507,262
Receivables	48,995
Total Assets	1,556,257
Payables	(20,801)
Net assets available for benefits	$1,535,456

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31, 2012:

2012
Net realized and unrealized appreciation in fair value of investments:
Ashland Common Stock Fund	$60,109
Shares of Registered Investment Companies	79,830
Stable Value Fund	22
139,961
Investment income:
Dividends
Ashland Common Stock Fund	2,103
Shares of Registered Investment Companies	30,031
Interest
Ashland Common Stock Fund	3
Stable Value Fund	8,729
40,866
Total	$180,827
NOTE D – INVESTMENTS
The assets of the Plan are held in the Master Trust at December 31, 2012. The fair values of individual investments that represent 5% or more of the net assets of the Plan at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Interest in the Ashland Inc. Savings Plan Master Trust	$81,360	$—
Vanguard Retirement Savings Trust V	—	46,108
Vanguard Windsor II Fund Investor Shares	—	35,218
Vanguard 500 Index Fund Signal Shares	—	34,586
Vanguard Prime Money Market Fund	—	22,869
Vanguard Total Bond Market Index Signal Shares	—	22,635
Vanguard International Growth Fund Investor Shares	—	14,658

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENTS (continued)

For the portion of the year the Plan’s investments were held outside of the Master Trust, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value, as follows:

2012
Bond Funds	$384
Common Stock Funds	9,555
Commingled Funds	1,847
Net appreciation in fair value of investments	$11,786
NOTE E – INVESTMENT CONTRACTS
Vanguard Retirement Savings Trust
As of December 31, 2011, the Plan held an investment in the Vanguard Retirement Savings Trust which was a common and commingled trust (the Trust). The Trust invested primarily in investment contracts issued by high-quality insurance companies and banks as rated by Vanguard (the advisor to the Trust’s sponsor). These were interest bearing contracts in which the principal and interest were guaranteed by the issuing companies. The contracts were considered fully benefit-responsive and were comprised of synthetic guaranteed investment contracts (GICs). The fair value of GICs was modeled using observable inputs. The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.
In determining the net assets available for benefits, the GICs were recorded at fair value with a corresponding adjustment to reflect these investments at their contract values, which were equal to contributions plus interest less benefit payments and expenses. An investment contract is generally valued at contract value in the Statement of Changes in Net Assets Available for Benefits, rather than fair value, to the extent it is fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There were no reserves against contract values for credit risk of the contract issuers or otherwise. The fair value of the GIC contract at December 31, 2011 was $46,108 while the contract value was $43,973.
The Vanguard Retirement Savings Trust is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
Stable Value Fund
The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).
In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The fair value of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2012 was $177,723 while the contract value was $164,273.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The fair value of a separate account GIC is calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair value of the separate account GIC including unsettled receivables and payables at December 31, 2012 was $145,539 while contract value was $139,526.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – INVESTMENT CONTRACTS

Stable Value Fund (continued)
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2012 was zero.  At December 31, 2012, the crediting interest rate for these investment contracts was between 3.04% and 3.29%.
The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.
To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.
The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.
The average yield of the investment contracts based on actual earnings was 2.60% in 2012, while the average yield adjusted to reflect the actual interest rate credited to participants was 2.82% in 2012.
Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2012, the Plan held no investments outside of its interest held in the Master Trust. The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. During 2012, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$1,090	$—	$—	$1,090
Ashland Inc. Common Stock	179,751	—	—	179,751
Shares of Registered Investment Companies
Domestic Equity	337,659	—	—	337,659
International Equity	51,594	—	—	51,594
Bond/Fixed Income	141,175	—	—	141,175
Lifecycle/Blended	469,830	—	—	469,830
Self-directed Brokerage Accounts	10,910	—	—	10,910
Stable Value Fund
Money Market Fund	19,038	—	—	19,038
Cash Equivalents	—	40,771	—	40,771
Government Bonds/Notes	—	161,661	—	161,661
Non-U.S. Government Bonds	—	3,025	—	3,025
Corporate Bonds	—	61,071	—	61,071
Mutual Funds	3,943	—	—	3,943
Mortgage-backed Securities	—	22,647	—	22,647
Other	—	3,097	—	3,097
Total	$1,214,990	$292,272	$—	$1,507,262
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Shares of Registered Investment Companies
Money Market Fund	$22,869	$—	$—	$22,869
Bond Funds	28,437	—	—	28,437
U.S. Equity Funds	110,579	—	—	110,579
International Equity Fund	14,658	—	—	14,658
LifeStrategy Growth Funds	21,348	—	—	21,348
LifeStrategy Income Fund	3,365	—	—	3,365
Target Retirement Funds	11,805	—	—	11,805
Common Collective Trust	—	46,108	—	46,108
Total	$213,061	$46,108	$—	$259,169
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2012 and 2011.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – FAIR VALUE MEASUREMENTS (continued)

Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets, and the fair value of the wrap contracts is determined using a discounted cash flow model which considers recent pricing as determined by providers, a yield curve for financial institutions, and the duration of the underlying asset portfolio.  Future fee payments under the wrap contracts are calculated based on the estimated replacement cost and projected over a time period equal to the duration of the underlying asset portfolio.  The duration of the portfolio is used as that is the time to maturity in the event the wrap contracts are terminated at contract value.  The future estimated fee payments are then discounted using an AA bank yield curve provided by Bloomberg to determine each future payment’s present value.  This present value is the estimated fair value for the wrap contracts.  In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options.  Use of such derivative instruments did not have a material effect on the 2012 statements.
Common Collective Trust – This category represents investments in Vanguard’s Retirement Savings Trust V. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. Investments in the Retirement Savings Trust can be transferred out into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the Plan allows. The funds must remain there for 90 days before they can be transferred into a shorter-term bond or money market fund. Funds can always be transferred back into the Retirement Savings Trust, even if they were transferred out within the last 90 days. If the Plan were to eliminate this fund as an investment option, Vanguard can, at its option, require that the Plan’s investment in the fund remain invested for a one year period. The Plan’s portfolio manager and the Plan participants must also be notified.
The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investment assets for the year ended December 31, 2012. The $128 of Level 3 investments at December 31, 2011 were held by the Ashland Inc. Employee Savings Plan and Ashland Inc. Union Employee Savings Plan. Please reference Note C for further discussion over the Master Trust.

Level 3 Assets
Wrap Contracts
Balance at December 31, 2011	$128
Change in Unrealized Losses	(128)
Balance at December 31, 2012	$—
The total gains and losses including unrealized gains and losses for Level 3 assets relate to investment and insurance contracts held in the Stable Value Fund and are not reported in the Statement of Changes in Net Assets Available for Benefits because these statements are prepared on a contract value basis.  Total gains and losses for Level 3 assets are included in the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts” reported on the Statements of Net Assets Available for Benefits.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE G – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 1,939 shares of Ashland Inc. Common Stock as of December 31, 2012, with a fair value of $156. The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $1 in 2012. The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. As of July 2, 2012, Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. Prior to July 2, 2012, Vanguard Fiduciary Trust Co. acted as Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $104 were paid by the Plan for investment management services. Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE H – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2012	2011
Net assets available for benefits per financial statements	$82,843	$263,111
Adjustment from contract value to fair value - current year	1,229	2,135
Benefit claims payable	(10)	—
Receivable on deemed distributions of participant loans	(63)	(99)
Net assets available for benefits per Form 5500	$83,999	$265,147
The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2012
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$12,648
Loan interest	221
Total net investment appreciation per the financial statements	12,869
Adjustment from contract value to fair value - current year	1,229
Reversal of prior year contract value to fair value adjustment	—
Total appreciation of investments per Form 5500	$14,098
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31:

2012
Benefits paid per financial statements	$40,758
Subtract: Prior year benefit claims payable	—
Add: Current year benefit claims payable	10
Benefits paid per Form 5500	$40,768

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – TAX STATUS OF THE PLAN

On March 1, 2011, the United States Treasury Department advised the Company that the Plan as amended through May 4, 2010, is tax exempt under 401(a) of the Internal Revenue Code (IRC). Subsequent to this determination by the Internal Revenue Service (IRS), the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for plan years ending prior to 2009.
NOTE J – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE I

International Specialty Products Inc. 401(k) Plan
Employer Identification Number 51-0376469
Plan Number 013

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost^	Current Value
	Interest in the Ashland Inc. Savings Plan Master Trust	Master Trust		$81,360
*	Participant Loans	1-30 Years, interest 3.25% - 8.50%		2,649
				$84,009

*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL SPECIALITY PRODUCTS INC. 401(K) PLAN

Date:	June 13, 2013	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC